                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                              Staff Builders, Inc.
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                 (Exact name of issuer as specified in charter)

             1983 Marcus Avenue, Lake Success, New York  11042-7011
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                    (Address of principal executive offices)

Issuer's telephone number, including area code   (516) 358-1000

          I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security  Common Stock, $.01 par value per share
2.   Number of shares outstanding before the change  23,666,387
3.   Number of shares outstanding after the change  0
4.   Effective date of change  October 26, 1995
5. Method of change and brief description of transaction On October 26, 1995, Staff Builders, Inc. (the "Company") implemented a plan of recapitalization by which (i) the Company's Restated Certificate of Incorporation was amended to eliminate the Company's previously authorized single class of common stock (the "Common Stock") and to authorize for issuance 50,000,000 shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), and 1,450,000 shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), (ii) each share of Common Stock beneficially held by the same owner for more than four years as of both August 28, 1995 and October 26, 1995 was reclassified, changed and converted automatically into one share of Class B Common Stock, and (iii) each other share of Common Stock was reclassified, changed and converted automatically into one share of Class A Common Stock. Accordingly, there are no longer any shares of Common Stock of the Company outstanding.

          II.  CHANGE IN NAME OF ISSUER

                    Not applicable.




Date:  November 3, 1995                 /s/ Gary Tighe
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                                        Gary Tighe
                                        Senior Vice President, Finance and Chief
                                        Financial Officer